UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ALTABA INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

021346101

(CUSIP Number of Class of Securities)

Arthur Chong, Esq.

General Counsel and Secretary

140 East 45th Street, 15th Floor

New York, New York 10017

(646) 679-2000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Marc R. Packer, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$15,576,600,000.00	$1,939,286.70

(1)	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $79.88, the average and the high and low sale prices of Altaba Inc. common stock on the Nasdaq Global Select Market on June 4, 2018 and (ii) 195,000,000, the maximum number of shares of Altaba Inc. common stock to be purchased in the tender offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,939,286.70	Filing Party: Altaba Inc.
Form or Registration No.: Schedule TO	Date Filed: June 7, 2018

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (together with the supplements and amendments thereto, the “Schedule TO”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 7, 2018 by Altaba Inc. (“Altaba” or the “Fund”), a non-diversified, closed-end management investment company organized as a Delaware corporation, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase up to 195,000,000 (approximately 24%) of the Fund’s issued and outstanding shares of its common stock, par value $0.001 per share (the “Shares”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Offer to Purchase (as defined below). For each Share accepted in the Offer (as defined below), stockholders will receive: (i) 0.35 American Depository Shares (“Alibaba ADSs”) of Alibaba Group Holding Limited, a Cayman Islands company (“Alibaba”), which are held by the Fund in its investment portfolio, less any Alibaba ADSs withheld to satisfy applicable withholding taxes and subject to adjustment for fractional Alibaba ADSs (the “ADS Portion”), and (ii) an amount in cash equal to the Alibaba VWAP multiplied by 0.05, less any cash withheld to satisfy applicable withholding taxes and without interest (the “Cash Portion” and, together with the ADS Portion, the “Offer Consideration”), upon the terms and subject to the conditions described in the Offer to Purchase, dated June 7, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). This Amendment to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Exchange Act.

The information set forth in the Offer to Purchase and Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent expressly provided herein.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following:

In accordance with the terms of the Convertible Notes, the value of the Shares after the Offer will be determined based on the average of the last reported sale prices of the Shares during such ten consecutive trading day period (or, for Convertible Notes converted during such period, based on the average the last reported sale prices of the Shares during the portion of such period immediately preceding the relevant conversion date) (such period or such portion, in each case, an “Averaging Period”). In accordance with the terms of the Convertible Notes, Altaba’s board of directors (the “Board”) is required to determine the aggregate value of the Alibaba ADSs delivered to the Altaba’s stockholders in the Offer (the “Non-cash Consideration”) for the purposes of any adjustment. On June 27, 2018, the Board determined that the same Averaging Period and the average of the last reported sale prices of the Alibaba ADSs during such Averaging Period will be used for determining the aggregate value of the Non-cash Consideration for purposes of calculating the adjustment, if any.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Offer, is hereby amended and supplemented by the information above under Item 1, which information is incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO, which incorporates by reference the information contained in the Offer, is hereby amended and supplemented by the information above under Item 1, which information is incorporated by reference.

Item 11. Additional Information.

Item 11(a)(4) of the Schedule TO, which incorporates by reference the information contained in the Offer, is hereby amended and supplemented by the information above under Item 1, which information is incorporated by reference.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 7, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 7, 2018.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 7, 2018.*

(a)(1)(F)	Summary Advertisement, dated June 7, 2018.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release, dated June 7, 2018, announcing the commencement of the Offer.*

(a)(5)(B)	Transcript of Corporate Update Conference Call of the Fund on June 7, 2018.*

(b)	None.

(d)(1)	Long-Term Deferred Compensation Incentive Plan, effective August 9, 2017 (incorporated by reference to Annex C to the Definitive Proxy Statement on Schedule 14A filed on September 11, 2017).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTABA INC.

By:	/s/ Arthur Chong
Name: Arthur Chong
Title: General Counsel and Secretary

Date: June 29, 2018